SEC Mail

[redacted]

09055098

106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
JAN 28 2009
808

SEC FILE NUMBER
8-46708

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strongtower Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BEST AVAILABLE COPY

7120 N. Whitney Avenue, Suite 105
(No. and Street)

Fresno,	CA	93720
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chester Reid (559) 322-1001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Grider & Company
(Name – *if individual, state last, first, middle name*)

325 E. Sierra	Fresno	CA	93710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 09 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chester Reid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strongtower Financial, Inc., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JENNIFER V. FINNEGAN
Commission # 1670298
Notary Public - California
Fresno County
My Comm. Expires May 26, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRONGTOWER FINANCIAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

STRONGTOWER FINANCIAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

TABLE OF CONTENTS

Moore Grider & Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

A Partnership Including Accountancy Corporations
Richard L. Holland, C.P.A.
Thomas L. Bell, C.P.A., Accountancy Corporation
Denise S. Hurst, C.P.A.
Kenneth J. Labendeira, C.P.A. Accountancy Corporation
Pamela J. Gallemore, C.P.A., A.P.A.
Cheryl A. Storer, C.P.A., A.P.A.
Kendall K. Wheeler, C.P.A.
Karl L. Noyes, C.P.A. Accountancy Corporation
Bobby D. Fowler, C.P.A.
Necia Wollenman, C.P.A.

Rena R. Avedikian, C.P.A.
Kelli D. Steele, C.P.A.
Julie B. Fillmore, C.P.A.
Cory J. Bell, C.P.A.
Carrie M. Wiebe, C.P.A.
Nora E. Buhr, C.P.A.

L. Jerome Moore, C.P.A. Retired
Robert E. Grider, C.P.A. Retired

Board of Directors
Strongtower Financial, Inc.
Fresno, California

We have audited the accompanying statement of financial condition of Strongtower Financial, Inc., as of September 30, 2008, and the related statements of income, changes in equity and cash flows for the nine months then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strongtower Financial, Inc., as of September 30, 2008, and the results of its operations and its cash flows for the nine months then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in this report on pages 16 through 19 is presented for purposes of additional analysis as required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Grider & Company

November 22, 2008

325 E. Sierra / Fresno, CA 93710 / 559 440-0700 fax 559 440-0600
www.mooregrider.com

STRONGTOWER FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents		$ 2,981,738
Certificates of deposit		1,268,000
Mortgage bond inventory		734,000
Receivables related to broker transactions (Note 3)		264,767
Other receivables		241,396
Prepaid income taxes		45,338
Prepaid expenses		426,375
Investment in securities (Note 4)		16,728
Property and equipment, at cost, less accumulated depreciation of $727,494		1,980,630
Demand notes (Note 5)		36,636
Intangible asset, less accumulated amortization of $3,465		19,632
Deposits - P.A.I.B.		100,000
TOTAL ASSETS		8,115,240

LIABILITIES AND EQUITY

LIABILITIES		
Accounts payable		381,237
Accrued commissions (Note 3)		1,015,370
Accrued expenses		475,929
Income taxes payable		17,530
Long-term notes payable (Note 6)		1,894,071
Deferred tax liability, federal (Note 8)		74,000
Deferred tax liability, California (Note 8)		7,400
TOTAL LIABILITIES		3,865,537
COMMITMENTS AND CONTINGENCIES (Note 9)		0
EQUITY		
Equity	$ 368,000	
Accumulated other comprehensive income	6,899	
Retained earnings	3,874,804	
TOTAL EQUITY		4,249,703
TOTAL LIABILITIES AND EQUITY		$ 8,115,240

See Accompanying Notes to Financial Statements

STRONGTOWER FINANCIAL, INC.

STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

REVENUE		
Underwriter fees		$ 3,853,536
Broker fees and commissions		2,790,238
Insurance commissions		282,629
Managed fee accounts		59,787
CLF management fee		1,021,236
Capital stewardship fees		312,760
Interest		196,168
Other		14,030
Loss on disposition of assets		(1,308)
TOTAL REVENUE		8,529,076
EXPENSES		
Advertising	$ 31,830	
Amortization	1,155	
Assessment fee	50,713	
Bad debt expense	88,900	
Commissions	786,443	
Consulting	200,236	
Contributions	7,680	
Data processing	164,684	
Depreciation	110,760	
Dues and subscriptions	26,276	
Filing fees	8,306	
Human resource	51,890	
Insurance	80,830	
Interest	174,557	
Lease expense	265,500	
Legal and accounting	148,762	
Marketing	274,181	
Miscellaneous	25,953	
Office	114,845	
Payroll expenses	3,630,773	
Payroll taxes and benefits	1,114,841	
Postage and shipping	67,286	
Property maintenance	40,547	
Storage	5,656	
Telephone	43,483	
Training and education	101,331	
Travel	261,801	
Utilities	30,497	
TOTAL EXPENSES		7,909,716
INCOME BEFORE PROVISION FOR INCOME TAXES		619,360
PROVISION FOR INCOME TAXES (Note 8)		222,283
NET INCOME		397,077
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX		
Unrealized loss on investment		(5,621)
COMPREHENSIVE INCOME		$ 391,456

See Accompanying Notes to Financial Statements

STRONGTOWER FINANCIAL, INC.

STATEMENT OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

	EQUITY	ACCUMULATED OTHER COMPREHENSIVE INCOME	RETAINED EARNINGS
BALANCE, January 1, 2008	$ 368,000	$ 12,520	$ 3,477,727
Net income	0	0	397,077
Dividends paid	0	0	0
Unrealized loss on investment	0	(5,621)	0
BALANCE, September 30, 2008	$ 368,000	$ 6,899	$ 3,874,804

See Accompanying Notes to Financial Statements

STRONGTOWER FINANCIAL, INC.

STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 397,077
Adjustment to reconcile net income to net cash used by operating activities:		
Depreciation		110,760
Amortization		1,155
Loss on disposition of assets		1,308
Deferred tax benefit on other comprehensive income (loss)		3,800
Changes in:		
Mortgage bond inventory		(635,000)
Receivables related to broker transactions		(63,957)
Other receivables		(99,181)
Refundable income taxes		327,733
Prepaid income taxes		478,836
Prepaid expenses		(70,847)
Accounts payable		(167,258)
Accrued commissions		(1,296,584)
Accrued expenses		311,657
Income taxes payable		17,530
Deferred tax liability, federal		(14,000)
Deferred tax liability, California		(2,400)
NET CASH USED BY OPERATING ACTIVITIES		(699,371)
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in certificates of deposit	$ 1,082,000	
Proceeds from sale of other investments	7,156	
Proceeds from sale of securities	2,101	
Acquisition of property and equipment	(26,608)	
Proceeds from sale of equipment	275	
Increase in demand notes	(35,762)	
Proceeds from demand notes	915	
NET CASH PROVIDED FROM INVESTING ACTIVITIES		1,030,077
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on long-term debt	(34,465)	
Payments on capital lease obligation	(12,957)	
NET CASH USED BY FINANCING ACTIVITIES		(47,422)
NET INCREASE IN CASH		283,284
CASH AND CASH EQUIVALENTS, beginning of year		2,698,454
CASH AND CASH EQUIVALENTS, end of year		$ 2,981,738
CASH FLOW INFORMATION		
Interest paid		$ 174,557
Income taxes paid		$ 0
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Unrealized loss on investment		$ (9,421)

See Accompanying Notes to Financial Statements

NOTE 1: **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Strongtower Financial, Inc., was incorporated under the laws of the State of California in October 1993. Strongtower Financial, Inc. is a FINRA-regulated securities firm specializing in church and nonprofit financing as well as values-based financial services for clients across the country. Effective January 1, 2008, the company changed its year-end to September 30th.

The following are the significant accounting policies of the company:

Method of accounting - The financial statements are prepared using the accrual basis of accounting. Broker fees and commissions income and related expenses are recorded on a settlement date basis as securities transactions occur. Underwriter fees are recognized upon release of escrow fees.

Certificates of deposit - Certificates of deposit totaled $1,268,000 at September 30, 2008. The certificates bear interest ranging from 2.65% to 3.45% and have maturities of less than six months with penalties for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements.

Mortgage bond inventory - Mortgage bond inventory consists of mortgage bonds purchased for resale and are stated at fair market value.

Receivables - Receivables are stated at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off. Therefore, management considers all amounts at year-end to be fully collectible.

Investment in securities - The company's investment in securities is classified as "available for sale" securities and is carried on the financial statements at fair market value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported as a separate component of equity as "Other Comprehensive Income".

Property and equipment - Property and equipment are stated at cost. Depreciation is provided by the straight-line and accelerated methods for financial reporting and income tax purposes, at rates designed to distribute the costs of property and equipment over their estimated useful lives.

Retirements of depreciable property are charged to the allowance for depreciation to the extent of its related accumulated depreciation. The cost is removed from the asset account, and any profit or loss on disposition is credited or charged to income.

Intangible asset - Intangible asset consists of legal fees incurred for the company name change. The intangible asset is being amortized on a straight-line basis over 15 years. Amortization expense charged to operations in 2008 was $1,155.

NOTE 1: **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, the company considers all cash balances to be cash equivalents.

Advertising costs - Advertising costs are expensed as incurred and totaled $31,830 in 2008.

Comprehensive income - Comprehensive income consists of net income plus unrealized gain (loss) on investment, which is referred to as other comprehensive income (loss). Other comprehensive income (loss) is presented in the statement of income, and an analysis of changes in accumulated other comprehensive income is presented in the statement of changes in equity.

NOTE 2: **RELATED PARTY TRANSACTIONS**

Strongtower Financial, Inc., is a wholly owned subsidiary of the California Baptist Foundation. The board of directors of Strongtower Financial, Inc., is comprised of board members who serve on the California Baptist Foundation board and at-large members.

This page space left blank intentionally.
See next page for continuation of notes.

NOTE 2: **RELATED PARTY TRANSACTIONS** (continued)

For the nine months ended September 30, 2008, related party transactions consist of the following:

Accounts receivable from California Baptist Foundation	$ 12,501
Accounts payable to California Baptist Foundation	1,770
Note payable to California Baptist Foundation (Note 6)	45,071
Lease of office space in Riverside, California to California Baptist Foundation. Rent income received for the nine months ended September 30, 2008.	11,025
Church Loan Fund management fee income from California Baptist Foundation	1,021,236
Reimbursement of expenses to California Baptist Foundation	394,699
Lease of office space in Fresno, California from California Baptist Foundation. Rent expense for the nine months ended September 30, 2008.	79,200

NOTE 3: **RECEIVABLES AND PAYABLES RELATED TO BROKER TRANSACTIONS**

Amounts receivable and payable related to broker transactions at September 30, 2008, consist of the following:

	RECEIVABLE	PAYABLE
Trailer fees	$ 71,814	$ 0
Commissions	192,953	1,015,370
	$ 264,767	$ 1,015,370

NOTE 4: **INVESTMENT IN SECURITIES**

Investment in securities as of September 30, 2008, is summarized as follow:

	Quoted Market Value	Unrealized Loss
Available-for-sale securities		
Common stock	$ 16,728	$ (9,421)

NOTE 4: **INVESTMENT IN SECURITIES** (continued)

The fair value of the investment securities is obtained from a quotation service.

NOTE 5: **DEMAND NOTES**

Demand notes at September 30, 2008, consist of the following:

The Connection Church, Inc., interest at 9.25% payable monthly, maturing October 2008. Secured by deed of trust. Note is considered fully collectible.	$ 35,762
Loan to employee, unsecured note payable in monthly installments of $150 plus interest at 5%, maturing December 2008.	874
	$ 36,636

NOTE 6: **LONG-TERM NOTES PAYABLE**

Long-term notes payable at September 30, 2008, consist of the following:

San Joaquin Bank, payable in monthly installments of $14,005, including interest at 7.5%, maturing August 2017. Secured by deed of trust.	$ 1,849,000
California Baptist Foundation, unsecured note, payable in monthly installments of $2,031, including interest at 8.25%, maturing September 2010.	45,071
	$ 1,894,071

Annual maturities of long-term debt are the following:

2009	$ 51,873
2010	56,399
2011	35,326
2012	38,068
2013	41,024
Thereafter	1,671,381
	$ 1,894,071

NOTE 7: **RETIREMENT PLAN**

The company has a 401(k) retirement plan covering all employees who are age 18 or older. The plan allows eligible employees to defer up to 100% of their compensation, pursuant to Section 401(k) of the Internal Revenue Code. The company matches employee contributions on the first 5% of the employee's deferral.

The employer may make an additional, discretionary contribution to the plan. The Board of Directors determines each year if such a contribution will be made and, if so, the amount to be contributed. This contribution will be shared by all eligible employees, regardless of whether they make an elective contribution.

Contribution expense for the nine months ended was $406,914.

NOTE 8: **PROVISION FOR INCOME TAXES (TAX BENEFIT)**

The provision for income taxes (tax benefit) for the nine months ended September 30, 2008, is as follows:

CURRENT	
Federal	$ 217,530
California and other states	17,353
	234,883
DEFERRED TAX	
Federal	(11,000)
California	(1,600)
	(12,600)
	$ 222,283

Deferred tax expense (tax benefit) at September 30, 2008 is a result of the following:

	Federal	**California**	**Total**
Depreciation	$ (8,200)	$ (1,600)	$ (9,800)
State tax expense	(2,800)	0	(2,800)
	(11,000)	(1,600)	(12,600)
Other comprehensive income	(3,000)	(800)	(3,800)
	$ (14,000)	$ (2,400)	$ (16,400)

NOTE 8: PROVISION FOR INCOME TAXES (TAX BENEFIT) (continued)

The deferred tax liability at September 30, 2008 is a result of the following:

	Federal	California	Total
Depreciation	$ (6,000)	$ 6,000	$ 0
State tax expense	75,000	0	75,000
Unrealized gain on investment-cumulative	5,000	1,400	6,400
	$ 74,000	$ 7,400	$ 81,400

NOTE 9: COMMMITMENTS AND CONTINGENCIES

Litigation

The company is a defendant in a case filed in the Circuit Court of Camden County, Missouri in 2006. The company has engaged counsel in Missouri and is vigorously defending the action. The case arose out of an internal dispute between two factions of the Missouri Baptist Convention and specifically concerns which faction controls the Windermere Conference Center. The company facilitated a mortgage bond issue for the primary purpose of refinancing debt owed by the Conference Center. There is no question that the proceeds of the bond issue were used for the benefit of the Conference Center. Based on the company's role as seller of the bonds, the company was among the parties that the plaintiff sought to enjoin from further action with respect to the bond transaction. The court refused to issue a preliminary injunction as requested by the plaintiffs and now all the bonds have been sold. In spite of this the Plaintiff has refused to dismiss the company as a defendant in the case. The ultimate outcome of the litigation cannot be determined with certainty; however, in management's opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, that might result from the resolution of this matter have not been reflected in the financial statements.

This page space left blank intentionally.
See next page for continuation of notes.

NOTE 9: **COMMITMENTS AND CONTINGENCIES** (continued)

Operating Leases

The organization leases office space and equipment under operating leases. The operating leases terminate as follow:

Office - 7080 N. Whitney, Fresno, CA	June 30, 2009
Office - Vancouver, WA	July 31, 2009
Office - 990 Canterbury Place, Escondido, CA	February 28, 2012
Office - 7084 N. Maple Fresno, CA	March 31, 2012
Office - 2280 Market St., Riverside, CA	July 31, 2012
Copier Aficio 3228 CSPF	November 30, 2011
Copier Aficio 9000	November 30, 2011
Copier Kyocera Mita, KM-5050	August 31, 2011
Mail machine/postage meter	February 20, 2012
Mail machine/postage meter	August 31, 2012
Foxtrot software	October 31, 2009

Future minimum lease payments are as follow:

	OFFICE LEASE	COPIERS	MAIL MACHINE/ POSTAGE METER	SOFTWARE	TOTAL
YEAR ENDED SEPTEMBER 30,					
2009	$ 309,730	$ 17,952	$ 5,520	$ 6,600	$ 339,802
2010	263,942	17,952	5,520	550	287,964
2011	266,529	17,952	5,520	0	290,001
2012	166,498	6,376	3,578	0	176,452
	$ 1,006,699	$ 60,232	$ 20,138	$ 7,150	$ 1,094,219

Rent expense for the nine months ended September 30, 2008, was $265,500.

NOTE 10: **CREDIT RISK**

The company maintains its cash accounts with banks located in Fresno, California. The Federal Deposit Insurance Corporation (FDIC) insures total cash balances up to $250,000 per bank. At September 30, 2008, the company had cash accounts with combined balances of $934,707 that were not FDIC insured.

At September 30, 2008, cash and cash equivalents includes funds held in a sweep account and at a clearing firm in the amount of $1,436,037. These accounts are not insured by the FDIC nor guaranteed by the U.S. government.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of

NOTE 10: **CREDIT RISK** (Continued)

default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 11: **NET CAPITAL REQUIREMENTS**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, the company had net capital of $2,102,291 and a ratio of aggregate indebtedness to net capital of 1.01 to 1.

Moore Grider & Company
Certified Public Accountants

A Partnership Including Accountancy Corporations

Richard L. Holland, C.P.A.

Thomas L. Bell, C.P.A., Accountancy Corporation

Denise S. Hurst, C.P.A.

Kenneth J. Labendeira, C.P.A. Accountancy Corporation

Pamela J. Gallemore, C.P.A., A.P.A.

Cheryl A. Storer, C.P.A., A.P.A.

Kendall K. Wheeler, C.P.A.

Karl L. Noyes, C.P.A. Accountancy Corporation

Bobby D. Fowler, C.P.A.

Necia Wollenman, C.P.A.

Rena R. Avedikian, C.P.A.

Kelli D. Steele, C.P.A.

Julie B. Fillmore, C.P.A.

Cory J. Bell, C.P.A.

Carrie M. Wiebe, C.P.A.

Nora E. Buhr, C.P.A.

L. Jerome Moore, C.P.A. Retired

Robert E. Grider, C.P.A. Retired

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Strongtower Financial, Inc.
Fresno, California

In planning and performing our audit of the financial statements of Strongtower Financial, Inc., for the nine months ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

325 E. Sierra / Fresno, CA 93710 / 559 440-0700 fax 559 440-0600
www.mooregrider.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Moore Strider + Company

November 22, 2008

STRONGTOWER FINANCIAL, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2008

Net Capital		
Total equity		$ 4,249,703
Nonallowable assets:		
Securities not allowable	(734,000)	
Receivables from non-customers	(575,637)	
Prepaid expenses	(446,007)	
Equipment - net of depreciation	(316,007)	
Receivable from affiliate	(12,501)	
		(2,084,152)
Net capital before haircut on securities		2,165,551
Haircut on securities		(63,260)
Net Capital		2,102,291
Aggregate Indebtedness		
Items included in statement of financial condition		
Payable to non-customers	370,955	
Accounts payable, accrued liabilities, expenses and other	1,519,111	
Note payable	229,450	
		2,119,516
Computation of Basis of Net Capital Requirement		
Minimum net capital required based on aggregate indebtedness		141,300
Minimum dollar requirement		100,000
Minimum net capital required based on aggregate indebtedness		141,300
Excess Net Capital		1,960,991
Ratio: aggregate indebtedness to net capital		1.01 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of September 30, 2008)		
Net capital, as reported in company's Part IIA (unaudited) Focus Report		2,071,348
Net audit adjustments:		
Accounts payable - vendors		(7,159)
Accrued liabilities		39,232
Federal income tax payable adjustment		(17,530)
Federal deferred tax adjustment		16,400
Net Capital, per above		$ 2,102,291

STRONGTOWER FINANCIAL, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2008

Note: Strongtower Financial, Inc., is exempt from providing supplementary information regarding the computation of reserve requirements pursuant to SEC Rule 15c3-3k(2)i. During the nine months ended September 30, 2008, Strongtower Financial, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.

STRONGTOWER FINANCIAL, INC.

SCHEDULE III

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**

SEPTEMBER 30, 2008

Note: Strongtower Financial, Inc., is exempt from providing supplementary information relating to possession or control requirements pursuant to SEC Rule 15c3-3k(2)i. During the nine months ended September 30, 2008, Strongtower Financial, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.

STRONGTOWER FINANCIAL, INC.

SCHEDULE IV

SCHEDULE FOR SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

SEPTEMBER 30, 2008

END

Note: Strongtower Financial, Inc., is exempt from providing supplementary information related to segregation requirements pursuant to SEC Rule 15c3-3k(2)i. During the nine months ended September 30, 2008, Strongtower Financial, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.